UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission file number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

CONTENTS

On November 7, 2023, PolyPid Ltd. (the “Company”) announced the appointment of Nurit Tweezer-Zaks, M.D., M.B.A, to its Board of Directors (the “Board”), effective November 6, 2023, as well as the retirement of Ms. Anat Tsour Segal from the Board.

Dr. Tweezer-Zaks, age 58, has served as Chief Executive Officer of MediCane Health Inc., a fully integrated global medical cannabis company, since July 2022, where she leads all strategic, operational, scientific and development activities. She previously served as Chief Medical Officer and Business Development of MediCane Health Inc. from April 2021 to July 2022. Dr. Tweezer-Zaks served as Chief Medical Officer of aMOON Venture Capital Fund (“aMOON”), a leading Israel-based life sciences-focused venture capital investor, from May 2020 to April 2021, and as Operating Partner and Head of Sourcing from June 2018 April 2020 at aMOON. Prior to this, Dr. Tweezer-Zaks held increasingly senior positions at Sanofi. In her most recent role at Sanofi from June 2017 to June 2018, she served as Global Established Products Medical Lead – Strategic Decision for Portfolio Enhancement. Dr. Tweezer-Zaks holds M.D. and B.S. degrees from Ben Gurion University School of Medicine in Beer Sheva, Israel, and earned an M.B.A. from the Kellogg-Recanati International Executive MBA Program, a global partnership program between Northwestern University’s Kellogg School of Management in Evanston, IL, and Tel Aviv University’s Recanati Graduate School of Business Administration in Israel.

The Board concluded that Dr. Tweezer-Zaks is qualified to serve as a Director and is independent under the rules of the Nasdaq Stock Market. For her service as a Director, Dr. Tweezer-Zaks will be entitled to the compensation the Company generally provides to its Directors. The Company expects to enter into its standard indemnification agreement with Dr. Tweezer-Zaks, on substantially the same terms as the indemnification agreements previously entered into between the Company and each of its directors and executive officers. Dr. Tweezer-Zaks is not a party to any transactions that are disclosable under Item 7.B of Form 20-F.

The Company’s press release dated November 7, 2023, announcing Dr. Tweezer-Zaks’ appointment is attached hereto as Exhibit 99.1.

The Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-257651) and Form S-8 (File No. 333-239517 and File No. 333-271060), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release titled: “PolyPid Announces the Addition of Dr. Nurit Tweezer-Zaks to its Board of Directors.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: November 7, 2023	By:	/s/ Dikla Czaczkes Akselbrad
		Name:	Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer

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